ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

DIRECT FAX: 212-798-6380

ehellige@pryorcashman.com

February 7, 2024

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Rucha Pandit

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.

File No. 333-272908

Registration Statement on Form S-1

Ladies and Gentlemen:

Confirming my telephone conversation with Mr. Nicholas Nalbantian of the Staff, on behalf of SeqLL Inc. (the “Company”), and with reference to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), the Company hereby withdraws its acceleration request, dated February 2, 2024, in which the Company requested acceleration of the effectiveness of the Registration Statement at 4:00 p.m., Eastern time, on February 6, 2024, or as soon thereafter as practicable.

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Mr. Daniel Jones